

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 12, 2024

Elizabeth Coddington
Chief Financial Officer
Peloton Interactive, Inc.
441 Ninth Avenue, Sixth Floor
New York , New York, 10001

> **Re: Peloton Interactive, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **File No. 001-39058**

Dear Elizabeth Coddington:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Tammy Albarran